SEC File No. 82-34725

Agricore United

AGRICORE UNITED ACQUIRES U.S. CUSTOMS C-TPAT CERTIFICATION

March 23, 2004 (Winnipeg, MB) – Agricore United is securing its supply chain into the United States by working together with the U.S. Customs and Border Protection (CBP) Department of Homeland Security. The company has completed an extensive Supply Chain Security Profile for CBP to validate the security of its supply chain, acquiring the Customs-Trade Partnership Against Terrorism (C-TPAT) certification. Agricore United will be provided with numerous benefits as a certified member of the C-TPAT program, including fewer cargo exams, best practices sharing and anti-terrorism training.

"Agricore United is one of the few grain handling companies in the world to be C-TPAT certified," says Brad Vannan, Vice President, Merchandising, Transportation and Logistics. "We've always been a leader in the industry and given the global awareness of food safety, this commitment to security is more than just good business – it's an ethical requirement."

According to CBP, the guiding principle of the C-TPAT program is partnership. It is a voluntary program designed to share information that will protect the supply chain from being compromised by terrorists or terrorist organizations.

"We appreciate the sensitivity of importing goods, particularly food goods, into the United States," says Vannan. "We want to take all appropriate steps to assure our US customers that the grains we are shipping are safe and our grain handling is secure."

Requirements for certification include close attention to procedural security to protect against undocumented material being introduced into the supply chain. Facility physical security is also addressed with a requirement for all buildings to be constructed to protect against unauthorized entry and outside intrusion. Access controls, personnel security, education and training, manifest procedures and conveyance security must all meet CBP standards to ensure certification.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, please contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com

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